April 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hillary Daniels

Re:         NioCorp Developments Ltd. – Request for Acceleration

Registration Statement on Form S-1

Filed on April 12, 2017

File No. 333-217272

Acceleration Request

Requested Date:     April 21, 2017

Requested Time:    5:00 pm (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-217272) on behalf of NioCorp Developments Ltd. (the “Company”) to become effective on April 21, 2017 at 5:00 pm (Eastern Time) or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Sincerely,

NioCorp Developments Ltd.

By: /s/ John Ashburn

       John Ashburn

       Vice President and General Counsel